ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, August 16, 2005, Vancouver, B.C.

            Symbol "AKV": TSX Venture Exchange

       SEC Form 20F Registration CIK:  1194506

ACREX SPANISH MOUNTAIN OPTION ACCEPTED FOR FILING BY

TSX VENTURE EXCHANGE

Acrex Ventures Ltd. (the “Company”) announced in a Release dated July 25, 2005 that it had acquired an option on the Spanish Mountain claim groups located near Likely in northern British Columbia.  The agreement has now been accepted for filing by the TSX Venture Exchange and the Company has issued the first tranche of 50,000 shares of the Company required under the Option Agreement.  The shares are subject to a 4-month hold period expiring December 5, 2005.

Acrex expects to commence an exploration program on the property in September, 2005.  Information from government records and historic work completed on the property is currently being compiled in preparation for this work program.  The initial exploration program will involve geochemical sampling, geological mapping and prospecting.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release